UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V. (GAP)
ANNOUNCES RESULTS FOR THE THIRD QUARTER 2010

Guadalajara, Jalisco, Mexico, October 27, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the third quarter ended September 30, 2010.  Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All amounts are presented in nominal pesos.

Highlights for Third Quarter 2010 vs. Third Quarter 2009:

●
Total revenues, without considering the effects of INIF-17 (see “Changes to accounting policy”), increased 18.3% (Ps. 144.7 million), mainly due to a 20.6% (Ps. 127.6 million) increase in revenues from aeronautical services, while non-aeronautical service revenues increased 9.9% (Ps. 17.1 million).

●	Cost of services increased 30.7% (Ps. 59.7 million), mainly as a result of a Ps. 48.8 million increase in other operating costs and an increase in cost of services of Ps. 4.8 million.

●
Cost of government concession taxes rose 18.4% (Ps. 7.2 million) in 3Q10, as a consequence of the increase in revenues from aeronautical and non aeronautical services. Similarly, the technical assistance fee increased 13.9% (Ps. 3.9 million).

●	Operating income increased 22.1% (Ps. 70.2 million).

●
EBITDA increased 13.9% (Ps. 73.8 million), from Ps. 529.4 million in 3Q09 to Ps. 603.2 million in 3Q10, primarily due to an increase in revenues from aeronautical and non aeronautical services.  The EBITDA margin, without considering the effects of INIF-17, decreased from 66.9% in 3Q09 to 64.5% in 3Q10.

●
Net income increased 3.3%, (Ps. 10.4 million), while net income before taxes increased Ps. 61.8 million; growth was impacted by increases in income taxes of Ps. 51.4 million, derived from the increases in current and deferred income tax during the 3Q10.

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer	Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 202	Tel: 212 406-3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter:www.twitter.com/aeropuertosGAP	www.twitter.com/iadvizeIR

Operating Results

During the third quarter of 2010, the Company registered an increase of 345.6 thousand total terminal passengers, representing a 7.2% increase compared to the same period of the previous year. Domestic and international passenger traffic increased 5.8% (196.9 thousand passengers) and 10.6% (148.5 thousand passengers), respectively.

It is important to mention that comparisons between the third quarter of 2010 and 2009 reflect the impact for part of August and all of September caused by the indefinite suspension of Grupo Mexicana de Aviación’s (“GMA”) operations, which took place on August 28, 2010.  GMA had a presence at 10 of GAP’s 12 airports, representing 12.6% of GAP’s total revenues (without considering the effects of INIF-17). During the first half 2010, GMA transported 1,869,636 passengers, representing 18.3% of the total passenger traffic in GAP, making it the third-largest carrier, in terms of the number of passengers, transported at GAP’s airports (Grupo Aeroméxico is the first, while Volaris is the second).

During 1H10, GMA moved the highest volume of traffic passenger and had the most West Coast routes at the Guadalajara airport.  The number of passengers that GMA transported during that period at the Guadalajara airport was 1,005,987 passengers; these routes have not yet been taken over by another airline.

Seasonality at all of GAP’s airports shows that September is the lowest month in terms of load factor.  However, despite the fact that September 2010 was the first full month without GMA operations, GAP reported a 6.6% increase in total passengers with respect to the same period of the previous year.  This was mainly the result of migrant passengers with destinations in Southern California, who due to the suspension of GMA operations (the biggest operator of routes to Southern California from GAP’s airports), began using the Tijuana airport as an alternative, and then traveling by land to their final destination.  This travel pattern generated 20.4% growth (September 2009 compared to September 2010) at the Tijuana airport.  In addition, several airlines such as Interjet, Volaris, VivaAerobus, Aeroméxico and Aeromar have taken over some of the routes that GMA operated in the domestic market.

With regards to the international market, GAP has agreed with several airlines, such as American Airlines, Delta Airlines, US Airways, Alaska Airlines and Continental Airlines, to increase frequencies, as well as to substitute airplanes with a greater number of seats with the goal of capturing demand though these airlines’ hubs and absorb part of the demand not met by GMA, which during the month of September 2010 helped to reduce the market decline.

While the Company expects that by December 2010, the airlines that remain in the market will continue increasing frequencies and taking over the routes that were previously operated by GMA, the pace of passenger growth for the winter season could be affected by the availability of seats, routes and frequencies that cannot be recovered in this period.

Domestic passenger traffic in 3Q10 experienced a net increase of 196.9 thousand passengers compared to 3Q09, mainly due to increases at the airports of Guadalajara (105.0 thousand additional passengers), Tijuana (95.8 thousand additional passengers), La Paz (8.6 thousand additional passengers), Los Mochis (7.1 thousand additional passengers), Morelia (3.9 thousand additional passengers), Mexicali (3.7 thousand additional passengers) and Puerto Vallarta (2.1 thousand additional passengers).  These increases were offset by declines at the airports of Los Cabos (10.6 thousand fewer passengers), Manzanillo (6.0 thousand fewer passengers), Hermosillo (6.0 thousand fewer passengers), Guanajuato (4.6 thousand fewer passengers) and Aguascalientes (1.5 thousand fewer passengers).

GAP 3Q10	Page 2 of 23

The increase in passenger traffic at the Guadalajara airport during 3Q10 was mainly the result of an increase in frequencies and an increase in load factors on the Guadalajara – Tijuana route operated by Volaris and Aeroméxico, an increase in frequencies and load factors on the Guadalajara – Cancun route operated by Volaris and Magnicharters, the increase in frequencies by Aeroméxico Connect on the route to Ciudad Juarez, as well as the initiation of the same route by VivaAerobus, the initiation of the route to Chihuahua by VivaAerobus and Aeroméxico, and finally, the increase in frequencies by Volaris on the route to Mexicali.  These increases were partially offset by Mexicana and Mexicana Link’s suspension of operations.

With respect to the Tijuana airport, the increase was mainly generated by the addition of a route to Mexico City by Volaris, as well as an increase in frequencies on the same route by Interjet, Aeroméxico and Aeroméxico Connect, an increase in frequencies on the Tijuana – Guadalajara route by Volaris, Aeroméxico and Interjet, the opening of a route to Culiacan by Aeroméxico Connect, as well as an increase in frequencies by Volaris on the same route, the addition of a route to Los Mochis by VivaAerobus and the addition of a route by Volaris to Mazatlan, driven by the substitution effect from Southern California to Tijuana.  This increase was partially offset by the suspension of Mexicana’s operations.

The increase at the La Paz airport was mainly generated by the addition of a route to Mexico City by Volaris, an increase of Volaris’s load factor on flights to Tijuana, the addition of a route to Mazatlan and Guadalajara by VivaAerobus and an increase in frequencies to Guadalajara by Aeroméxico Connect.

The Los Cabos airport reported a decrease in passengers mainly caused by Mexicana and Mexicana Click’s suspension of operations, specifically to Mexico City, as well as a decrease in operations by Aeroméxico and Aeroméxico Connect.  However, it is important to mention that this decrease was partially offset by the addition of a route to Mexico City by Volaris.

International passenger traffic experienced a net increase of 148.5 thousand passengers in 3Q10 compared to 3Q09. This increase was primarily due to an increase of 69.1 thousand additional passengers at Los Cabos, 57.7 thousand additional passengers at Puerto Vallarta, 34.2 thousand additional passengers at Guadalajara, 1.8 thousand additional passengers at Tijuana, 0.5 thousand additional passengers at Manzanillo and 0.6 thousand additional passengers at Aguascalientes.  The remaining airports together reported a decline of 15.4 thousand passengers, with the Guanajuato airport reporting the largest decline with 7.0 thousand fewer passengers.

Regarding the Los Cabos airport, the increase in traffic was mainly due to the increase in frequencies to Phoenix by US Airways, an increase in frequencies and load factors to Dallas by American Airlines, an increase in frequencies to San Francisco by Alaska Airlines, the addition of a route to Charlotte by US Airways and an increase in frequencies to Calgary by WestJet.

GAP 3Q10	Page 3 of 23

The increase in international traffic at the Guadalajara airport was due to an increase in frequencies to Phoenix by Mesa Airlines and US Airways, as well as an increase in load factor and a change in equipment by Continental on the Houston route, the increase in load factor due to a change in equipment by American Airlines on the Dallas route, the addition of a route to San Jose, California by Volaris (this route was opened prior to the downgrade by the U.S. Federal Aviation Administration of Mexico’s safety ranking) and an increase in frequencies by Delta to Atlanta.  In addition, due to GMA’s suspension of operations, several North American airlines have increased their available capacity on flights to hubs in order to absorb part of the available market.

Regarding the Puerto Vallarta airport, the increase in passengers was mainly generated by an increase in frequencies by Alaska Airlines to Seattle, the addition of a route to Phoenix by Mesa Airlines, an increase in frequencies on the same route by US Airways, the opening of a route by Air Canada, CanJet and Sunwing to Calgary, as well as an increase in frequencies on the same route by WestJet.  In addition, the increase in traffic at the Puerto Vallarta airport was due to the addition of a route to Toronto by Air Canada and WestJet, as well as the addition of a route to Charlotte by US Airways.

On the other hand, the decrease in traffic at the Guanajuato airport during 3Q10 was mainly due to the suspension of GMA operations on routes to Chicago, Los Angeles, Oakland and San Jose, California.  GMA transported a total of 57,500 passengers at the Guanajuato Airport during the first of half 2010.

GAP 3Q10	Page 4 of 23

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP 3Q10	Page 5 of 23

Total Terminal Passengers (in thousands):

Third Quarter 2010 Consolidated Results

Total Revenues for 3Q10, excluding the effects related to the adoption of INIF 17, increased   Ps. 144.7 million, from Ps. 791.2 million in the third quarter of 2009 to Ps. 935.9 million in the third quarter of 2010, an increase of 18.3%. Including the effects of INIF 17, revenues for 3Q10 increased Ps. 267.2 million, or 33.8%, compared to 3Q09, due to the fact that in the 2009 period, the Company had not applied INIF 17. It is important to mention that on December 9, 2009, the Mexican Committee for the Investigation and Development of Financial Information Standards (CINIF) issued the INIF 17 “Service Concession Contracts”, which are aimed at providing information related to the accounting policies that must be followed for concession service contracts in Mexico, whereby local governments provide private sector companies with a concession to provide services that due to their nature are considered public services.

Following the Company’s analysis, it was determined that INIF 17 would only signify a change in the way revenues are recognized at GAP’s airports.  INIF determines the registration of an intangible asset, which conceptually does not represent a change in the financial results, since this treatment coincides with the accounting policies that are already applied by the Company.

Due to the treatment determined by INIF, the Company’s airports must recognize “revenues from additions to concessioned assets” because the concession agreement establishes that the concessionaire is obligated to build or make improvements to the infrastructure it has received, and the government, in exchange, will grant the concessionaire rights over the concession. This represents a non-monetary asset exchange.  Per INIF 17, the airport is performing construction services for the government.

The amount of revenues from additions to concessioned assets (INIF 17) is determined based on the construction or improvements that the Company agreed upon with the government in the Master Development Program.  Therefore, the amount of revenue is equal to the price that the airport pays to third parties for the execution of these improvements, which is also the “Cost of additions to concessioned assets” incurred at the airport. Neither concept affects accumulated operating results or EBITDA; however, they do distort indicators, as is seen in the table “Summary of Consolidated Results for the Third Quarter of 2010”.

GAP 3Q10	Page 6 of 23

-
Aeronautical services revenues increased 20.6% (Ps. 127.6 million) in the third quarter of 2010, mainly due to an increase in GAP’s total terminal passenger traffic.  The Guadalajara, Tijuana, Puerto Vallarta and Los Cabos airports accounted for 103% of the increase in total terminal passenger traffic; the increase in maximum tariffs in those airports represented 97.3% of the total weighted average maximum tariff for the Company which became effective on January 1, 2010, as a result of the negotiations with the government that took place at the end of 2009.  Additionally, the Los Cabos and Puerto Vallarta airports, which have the Company’s two highest maximum tariff rates, reported a combined increase in terminal passenger traffic of 118.2 thousand passengers, representing 33.3% of the total increase in terminal passenger traffic.  The increase in aeronautical services revenues was mainly due to the increase in revenues from passenger charges, airplane parking fees and airplane landing fees, which together increased Ps. 118.7 million, from Ps. 575.5 million in 3Q09 to Ps. 694.2 million in 3Q10.

-
Non-aeronautical services revenues increased 9.9% (Ps. 17.1 million) compared to the third quarter of 2009, mainly due to the increase in revenues from car parking, which was a direct result of the increase in the number of total terminal passengers and the increase in revenues from leasing space to retailers, time-share developers, car rental companies and food and beverage businesses, which combined, increased Ps. 14.6 million.

-	Revenues from additions to concessioned assets reached Ps. 122.5 million in 3Q10, related to construction activities during the quarter, as contemplated in the Master Development Program.

Total operating costs and expenses rose 27.1% (Ps. 70.9 million) in the third quarter of 2010 compared to the third quarter of 2009, excluding the effects of the costs of additions to concessioned assets.  If the costs for additions to concessioned assets were included, total operating costs and expenses for the quarter would have increased 73.8% (Ps. 193.3 million). This increase was a result of the following:

➢
Cost of services increased 30.7% (Ps. 59.8 million) compared to the third quarter of 2009, mainly due to the increase in the reserve for doubtful accounts related to accounts receivable from GMA for Ps. 49.9 million. Excluding this reserve, cost of services rose only 5.1% (Ps. 9.9 million). The increase in cost of services was related to the following:

•     Employee costs increased 4.8% (Ps. 3.9 million) compared to the third quarter of 2009, due to a Ps. 3.6 million increase in costs for the purchase of uniforms and security equipment.

GAP 3Q10	Page 7 of 23

•  Security and insurance costs increased 5.1% (Ps. 1.4 million) compared to the third quarter of 2009 because of bonds taken out for participation in various legal proceedings.

•  Service costs for the third quarter of 2010 rose 17.8% (Ps. 4.9 million) compared to the third quarter of 2009, mainly as a result of a Ps. 4.5 million increase in electricity rates.

•  Other operating costs increased 304.8% (Ps. 48.9 million) in 3Q10, mainly due to the increase in the reserve for doubtful accounts that were related to the accounts payable in the amount of Ps. 49.9 million owed by GMA to GAP.  This reserve was partially offset by the collection of accounts receivable from certain commercial clients and the cancellation of the corresponding reserves for doubtful accounts. Excluding the reserve for GMA, other operating costs would have declined 6.5%, or Ps. 1.0 million.

➢
As a result of the increase in revenues, excluding the effects related to the adoption of INIF 17, government concession taxes increased 18.4%, (Ps. 7.2 million), while the technical assistance fee increased 13.9% (Ps. 3.8 million).

➢
Cost from additions to concessioned assets for 3Q10 was Ps. 122.5 million. Due to the adoption of INIF 17, the Company reported “additions to concessioned assets costs” that were equal to the amount of revenues from additions to concessioned assets (INIF 17), according to the percentage of completion work method. Therefore, revenues from additions to concessioned assets are the price that the airport must pay to third parties for the construction, and this is equal to the “cost from additions to concessioned assets”.

The Company’s operating margin for the third quarter of 2010, excluding the effects of revenues - costs from additions to concessioned assets, increased 130 basis points, from 40.2% in the third quarter of 2009, to 41.5% in the third quarter of 2010.  In nominal terms, operating income increased, Ps. 70.2 million. EBITDA margin, excluding the effects of revenues - costs from additions to concessioned assets, declined 240 basis points, from 66.9% during the third quarter of 2009 to 64.5% in the third quarter of 2010.

Not considering the reserve for doubtful accounts associated with GMA, EBITDA margin would have reached 69.5%. The effects of revenues - costs from additions to concessioned assets in 3Q10 reduced the operating margin from 41.5% to 36.7%, EBITDA margin decreased from 64.5% to 57.0%, but it did not affect the nominal result, operating income or EBITDA.

The comprehensive financing result had a negative variation of Ps. 5.3 million in the third quarter of 2010 compared to the third quarter of 2009, primarily because of the fact that during the third quarter of 2009 the Company had a Ps. 6.6 million exchange rate gain, while in the third quarter of 2010, the Company had an exchange rate loss of Ps. 2.3 million, a negative effect of Ps. 8.9 million. This negative effect was offset by an increase in interest revenue of    Ps. 4.9 million.

GAP 3Q10	Page 8 of 23

Net income for the third quarter of 2010 was Ps. 10.4 million, or 3.3% higher than during the third quarter of 2009, mainly due to an increase in income before taxes in the third quarter of 2010, which rose from Ps. 336.5 million in 3Q09 to Ps. 398.3 million in 3Q10, thereby generating an increase in net income of Ps. 61.8 million (18.4% higher than in the third quarter of 2009).

Summary of Consolidated Results for 3Q10 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.6270 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at September 30, 2010).

Other Important Data for 3Q10 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 3Q10	Page 9 of 23

Operating Costs for 3Q10 (in thousands of pesos):

Consolidated Results for the First Nine Months of 2010

Total Revenues in the first nine months of 2010, excluding the effects of revenues from additions to concessioned assets (INIF 17), increased 15.2% (Ps. 369.1 million). Including this effect, revenues for the first nine months of 2010 would have risen 33.5% (Ps. 816.4 million), as compared to the first nine months of 2009.

- Aeronautical services revenues increased 18.7%, (Ps. 352.1 million) in the first nine months of 2010, compared to the first nine months of 2009, mainly due to the fact that during the first nine months of 2010, 99.3% of the increase in total terminal passenger traffic occurred in the Guadalajara, Tijuana, Puerto Vallarta and Los Cabos airports. These airports represented 97.3% of the increase in the average maximum tariffs for 2010 as compared to 2009.  Additionally, the Los Cabos and Puerto Vallarta airports, which have the Company’s two highest maximum tariff rates, reported a combined increase in total terminal traffic of 192.2 thousand passengers, representing 20.3% of the increase in total terminal passenger traffic.  The increase in aeronautical services was mainly due to an increase in passenger charges of Ps. 290.3 million, which represented 82.1% of the total increase in aeronautical services revenues, and to a lesser extent, to an increase in airplane parking and landing fees and leasing of space to airlines, representing a combined increase of Ps. 47.4 million.

GAP 3Q10	Page 10 of 23

- Non-aeronautical services revenues increased 3.1% (Ps. 17.0 million) in the first nine months of 2010, compared to the same period of 2009.  Revenues from car parking, leasing of commercial space to duty-free shops and convenience stores increased Ps. 27.2 million. These increases were offset by declines in leasing of space to time share developers, leasing of space to retail stores, advertising and food and beverage shops, which represented a combined decrease of Ps. 10.0 million.

- Revenues from additions to concessioned assets (INIF 17) in the first nine months of 2010 were Ps. Ps. 447.3 million, related to construction investments during the period, as commitment in the Master Development Program of GAP’s airports.

Total operating costs and expenses in the first nine months of 2010, compared to the same period of 2009, increased 12.2% (Ps. 103.7 million), excluding the effects from the adoption of INIF 17.  Including these effects, total operating costs and expenses increased 64.8% (Ps. 551 million) and were mainly due to the following:

➢
Cost of services increased 11.0% (Ps. 71.2 million) compared to the first nine months of 2009, mainly due to a provision for doubtful accounts for Ps. 49.9 million set aside for GMA. Notwithstanding this provision, the increase in services costs for the first nine months of 2010 would have been 3.3% (Ps. 21.3 million), compared to the first nine months of 2009. The increase in cost of services was related to the following:

•      Employee costs increased 2.6% (Ps. 6.5 million) during the first nine months of 2010, mainly due to a Ps. 2.0 million increase for the purchase of uniforms and security equipment. In 2009, this cost took place in the fourth quarter and not in the third quarter as it did in 2010. Additionally employee costs included salaries, social security, annual bonuses and benefits for Ps. 4.6 million.

•      Maintenance costs increased 7.7% (Ps. 9.7 million) compared to the first nine months of 2009 as a result of the expansion of infrastructure in compliance with the Master Development Program as well as routine maintenance primarily to terminal buildings, aprons, airbuses and hallways.

•  Service costs rose 19.3% (Ps. 13.1 million) compared to the first nine months of 2009, mainly as a result of the increase in electricity rates.

•  Other operating costs rose 35.6%, or Ps. 40.9 million, mainly due to the reserve provision for doubtful accounts related to GMA for Ps. 49.9 million during August and September 2010. This was offset by a decrease of Ps. 13.7 million in the reserves for doubtful accounts for commercial clients.  Without considering reserve associated with GMA, other operating costs would have decreased by 7.8%, or Ps. 9.0 million.

➢
As a result of the increase in aeronautical and non aeronautical revenues, government concession taxes increased 15.3%, (Ps. 18.5 million), while the technical assistance fee increased 16.8% (Ps. 14.0 million).

➢	The cost from additions to concessioned assets was Ps. 447.3 million.

GAP 3Q10	Page 11 of 23

The Company’s operating margin for the first nine months of 2010, without the effects of revenues - costs from additions to concessioned assets, increased 280 basis points, from 39.6% for the first nine months 2009, to 42.4% for the first nine months of 2010, while the nominal value of operating income rose Ps. 223.3 million. EBITDA margin for the period increased 90 basis points, from 65.1% in 2009 to 66.0% in 2010.  The effects of revenues - costs from additions to concessioned assets reduced the operating margin from 42.4% to 36.5%, while the EBITDA margin declined from 66.0% to 56.9%.

The comprehensive financing result had a negative variation of Ps. 7.5 million for the first nine months of 2010 when compared to the same period in 2009, mainly due to the decrease in income from net interest expense, which was Ps. 31.2 million lower than in 2009. This decrease was the result of agreements for additional bank loans, the decline in interest rates in pesos and dollars, and the fact that during 2009, construction of terminal four at Los Cabos airport was halted, and therefore, in accordance with NIF D-6 “Capitalization of net comprehensive financing result”, the capitalization of interest on loans for the execution of this investment was suspended. Such interest was therefore accounted for in the comprehensive financing result during the first nine months of 2010; while during the first nine months of 2009, said interest was accounted for as part of the investment.

The negative effect of the interest was offset by a Ps. 18.6 million reduction in the embedded derivative expenses given that during May 2009, GAP’s advertising contract was renegotiated and converted from a dollar-denominated contract to peso-denominated, such that during the first five months of 2009 this contract generated an embedded derivative loss, while during the same period in 2010 there were no effects. During the first nine months of 2009, an exchange rate loss of Ps. 16.3 million was reported related to the 0.3% appreciation of the peso versus the dollar, while during the same period of 2010, a Ps. 11.2 million exchange rate loss was reported related to the 4.3% appreciation of the peso versus the dollar, generating a net positive effect of Ps. 5.1 million in 2010.

Net income for the first nine months of 2010 was Ps. 187.0 million higher than the same period in 2009. This represented an increase of 21.5%, driven by the increase in revenues, and as a consequence in income before taxes, which increased Ps. 224.4 million in the first nine months of 2010, a 22.8% increase when compared to the same period of 2009. Income taxes increased by Ps. 37.4 million due mainly to the increase in income before taxes.

GAP 3Q10	Page 12 of 23

Summary of Consolidated Results for 9M10 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 12.6270 per U.S. dollar (published by the Board of Governors of the Federal Reserve noon buying rate at September 30, 2010).

Other Important Data for 9M10 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

GAP 3Q10	Page 13 of 23

Operating Costs for 9M10 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the first nine months of 2010 were Ps. 2,236.0 million, resulting from an average of Ps. 135.2 per WLU. Regulated revenues accounted for 79.8% of total revenues for the period. It is important to note that new maximum rates negotiated for the different airports for the 2010-2014 period became effective as of January 1, 2010.

The SCT annually reviews our compliance with the maximum rates; as of today, the SCT has notified the Company that it was in compliance for 2008.  The compliance review for 2009 has not yet been completed.

Balance Sheet

At the close of September 2010, the Company had a balance of cash and cash equivalents of Ps. 2,588.1 million, of which Ps. 291.4 million are held in a trust for payment of the contract for the design and supply of the checked baggage inspection systems.  It is important to mention that this amount includes guaranteed deposits of Ps. 184.9 million, which were made by airlines to the Company as a result of the new agreements for collecting airport usage fees signed during the fourth quarter of 2009 between the airports and each of the airports’ airline clients.

GAP 3Q10	Page 14 of 23

At the close of the third quarter of 2010, the Company’s principal assets consisted of the balance of the concession value in the amount of Ps. 16,433.3 million, rights to use airport facilities for Ps. 2,123.6 million and improvements to concession assets of Ps. 3,802.4 million. These balances represented approximately 57.3%, 7.4% and 13.3%, of total assets, respectively.

Deferred income and asset taxes increased by Ps. 291.9 million for the period ended September 2010, compared to the same period in 2009. This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008, which caused the book value of the Concession and Rights to Use Airport Facilities to be less than the taxable value. This increase was mainly derived from the deferred income tax asset of Ps. 383.2 million and a change in the fiscal amortization rate at the Los Mochis airport of Ps. 70.9 million in 2010.  This was offset by a change in the fiscal amortization rate at the Aguascalientes, La Paz and Mexicali airports during 2009, which resulted in a cancellation of the deferred income tax from tax losses in the amount of Ps. 118.2 million, as well as the asset tax decrease of Ps. 46.5 million due to an income tax refund request.

CAPEX

During the period between January and September 2010, the Company invested Ps. 572.3 million in capital investments, only considering those investments actually paid during the period, in accordance with NIF B-2 “Statement of Cash Flows”.

Recent Events

-
On August 2, 2010, Compañía Mexicana de Aviación, S.A. de C.V. (“MXA”) announced that it filed an insolvency petition with a district judge in Mexico City seeking to restructure its costs and ensure the company’s viability. This situation was very relevant for the Company as MXA represented 18.3% of GAP’s total passenger traffic during the first half 2010. On August 27, 2010, GMA, which operates through its three subsidiaries Compañía Mexicana de Aviación (Mexicana), Aerovías Caribe (Click), and Mexicana Inter (Mexicana Link), suspended operations indefinitely, as of August 28, 2010. As of August 27, 2010, GMA had a pending balance of Ps. 49.9 million with GAP. Of this amount, Ps. 41.2 million corresponds to Passenger Charges Fees, which GMA collected on behalf of GAP’s airports and are airport’s property.

-
On July 22, 2010, GAP’s shareholders approved a share buyback program totaling Ps. 1.0 billion. Of this amount, the Company has used Ps. 283.9 million, which represents 6,982,200 repurchased shares, as of September 30, 2010.

-
On October 20, 2010 the municipal authorities of Tijuana issued a new request for the payment of real estate taxes from 2000 until 2010.  However, the Company and its legal counsel believes that this request for payment is not valid as the local courts have already denied requests for payment of real estate taxes for 2005 and 2006.  The municipal authority asked the Tijuana airport to make the full payment of Ps. 269.2 million within three days of the request.  At the same time, the municipal authorities also indicated several assets that, in their judgment, could be seized if the airport did not make the required payments.  The indicated assets would not affect GAP’s operations.  Because GAP and its legal counsel consider these payment requests to be outside the framework of the law, GAP will pursue through legal recourse its defense against the municipal authorities.

GAP 3Q10	Page 15 of 23

-
On October 21, 2010 a 6.5 Richter scale earthquake took place in the Baja California gulf, at approximately 67 kilometers from Northeastern La Paz, Baja California Sur.  The earthquake did not cause damages to the infrastructure of any of GAP’s airports, nor did it affect operations.

Changes in Accounting Policies

As of January 1, 2010, the following new accounting rules became effective:

•	NIF C-1 “Cash and Cash Equivalents”
•	INIF 17 “Service Concession Contracts”

Interpretation 17 provides further information regarding the treatment of concessions granted by the Mexican Government that will be returned to the Mexican Government at the end of the concession term, including all infrastructure built or improved during the concession period. After an analysis by the Company, it was concluded that as of 2010 GAP must recognize revenues and costs from additions to concessioned assets, derived from construction and improvements made to airports, concluding that both line items must be registered in equal amounts.

Revenues from additions to concessioned assets will be determined based on the agreements between GAP and the Mexican Government under the Master Development Program; on one hand GAP builds or improves the airports, and in exchange, the Mexican Government grants GAP the right to obtain aeronautical revenues, meaning GAP exchange the facilities built for the Mexican Government for an intangible asset, which must be amortized according to the useful life of the asset, built or improved.

Cost from additions to concessioned assets will be determined based on the commitments that GAP assumes with the Government under the Master Development Program. The Company hired, through a bidding process, a third party to build or upgrade the concession infrastructure. Therefore, revenues and costs are equal as GAP does not obtain a profit margin from the construction, and the costs paid are at market values.

Although revenues-costs do not modify the operating income, it is necessary to review the Company’s margins and financial indicators such as operating income and EBITDA, including this effect, given that these line items may be affected and could show variations against GAP’s actual operations.

Based on the aforementioned, GAP adopted this accounting change as of the fiscal year 2010.

GAP 3Q10	Page 16 of 23

As of January 1, 2010, improvements were made to the following 2009 NIFs:

•	NIF B-1 “Accounting Changes and Correction of Errors”
•	NIF B-2 “Statement of Cash Flows”
•	NIF B-7 “Business Acquisitions”
•	NIF C-7 “Investments in associated companies and other permanent investments”
•	NIF C-13 “Related Parties”

In August 2010, INIF 19, “Change derived from the adoption of the international financial reporting standards”, was published.

This INIF establishes disclosure rules for companies that are either required or voluntarily adopt the International financial Reporting Standards (IFRS) as the regulatory basis for the presentation of financial statements.

As a result and according to the new INIF, GAP informs the following:

a)	GAP, as a public entity trading on the Mexican Stock Exchange, by law has to report its financial information according to IFRS as of the fiscal year 2012.

b)	GAP’s plan to adopt IFRS is January 1, 2012, even though early adoption is permitted.

c)
As of the date of this report, GAP has analyzed conceptually the differences between NIF and IFRS, but the Company has not determined the effects that would have to be recognized in the Company’s financial statements once GAP adopts the new rules. Therefore the Company is unable at this time to disclose any amounts or monetary effects in this regard.

As of the date of this report, some of the NIF’s mentioned above, have been adopted by the Company; however, the full effects on the Company’s financial information are still being determined.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

GAP 3Q10	Page 17 of 23

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 3Q10	Page 18 of 23

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	3Q09	3Q10	Change	9M09	9M10	Change
Guadalajara						
Aeronautical services	235,878	289,048	22.5%	641,458	806,814	25.8%
Non aeronautical services	57,339	67,081	17.0%	169,592	187,085	10.3%
Total Operational Revenues	293,217	356,128	21.5%	811,050	993,899	22.5%
Services from additions to concessioned assets (INIF 17)	-	14,742	100.0%	-	95,921	100.0%
Total Revenues	293,217	370,870	26.5%	811,050	1,089,820	34.4%
Operating Income	145,852	173,719	19.1%	377,318	487,673	29.2%
EBITDA	210,740	240,108	13.9%	571,046	703,890	23.3%
Tijuana						
Aeronautical services	89,723	120,706	34.5%	249,044	323,291	29.8%
Non aeronautical services	22,057	23,516	6.6%	67,005	68,426	2.1%
Total Operational Revenues	111,780	144,222	29.0%	316,049	391,716	23.9%
Services from additions to concessioned assets (INIF 17)	-	29,122	100.0%	-	77,651	100.0%
Total Revenues	111,780	173,344	55.1%	316,049	469,367	48.5%
Operating Income	31,708	61,469	93.9%	74,163	141,139	90.3%
EBITDA	67,306	97,065	44.2%	178,832	248,035	38.7%
Puerto Vallarta						
Aeronautical services	66,388	82,963	25.0%	294,412	334,098	13.5%
Non aeronautical services	32,107	34,412	7.2%	107,631	108,928	1.2%
Total Operational Revenues	98,494	117,375	19.2%	402,043	443,026	10.2%
Services from additions to concessioned assets (INIF 17)	-	12,435	100.0%	-	55,060	100.0%
Total Revenues	98,494	129,810	31.8%	402,043	498,086	23.9%
Operating Income	36,892	46,596	26.3%	202,504	229,745	13.5%
EBITDA	65,729	75,870	15.4%	288,893	317,217	9.8%
Los Cabos						
Aeronautical services	87,270	105,684	21.1%	301,795	348,277	15.4%
Non aeronautical services	37,260	40,068	7.5%	129,490	127,507	-1.5%
Total Operational Revenues	124,531	145,752	17.0%	431,285	475,784	10.3%
Services from additions to concessioned assets (INIF 17)	-	41,323	100.0%	-	95,271	100.0%
Total Revenues	124,531	187,075	50.2%	431,285	571,055	32.4%
Operating Income	66,401	80,403	21.1%	257,857	281,456	9.2%
EBITDA	88,640	103,879	17.2%	322,966	352,034	9.0%

GAP 3Q10	Page 19 of 23

Airport	3Q09	3Q10	Change	9M09	9M10	Change
Hermosillo						
Aeronautical services	31,831	34,222	7.5%	95,390	100,571	5.4%
Non aeronautical services	5,966	6,066	1.7%	18,781	17,766	-5.4%
Total Operational Revenues	37,796	40,289	6.6%	114,171	118,337	3.6%
Services from additions to concessioned assets (INIF 17)	-	5,139	100.0%	-	23,143	100.0%
Total Revenues	37,796	45,428	20.2%	114,171	141,480	23.9%
Operating Income	6,828	12,184	78.4%	25,320	29,152	15.1%
EBITDA	17,970	23,968	33.4%	56,619	64,494	13.9%
Guanajuato						
Aeronautical services	33,679	35,517	5.5%	91,082	97,872	7.5%
Non aeronautical services	6,469	6,926	7.1%	19,950	20,439	2.5%
Total Operational Revenues	40,148	42,442	5.7%	111,031	118,311	6.6%
Services from additions to concessioned assets (INIF 17)	-	5,424	100.0%	-	28,448	100.0%
Total Revenues	40,148	47,866	19.2%	111,031	146,759	32.2%
Operating Income	13,682	13,537	-1.1%	31,204	35,471	13.7%
EBITDA	24,233	23,830	-1.7%	60,785	66,515	9.4%
Others [1]						
Aeronautical services	73,268	77,475	5.7%	210,811	225,127	6.8%
Non aeronautical services	11,977	12,239	2.2%	37,460	36,799	-1.8%
Total Operational Revenues	85,244	89,714	5.2%	248,271	261,925	5.5%
Services from additions to concessioned assets (INIF 17)	-	14,287	100.0%	-	71,853	100.0%
Total Revenues	85,244	104,001	22.0%	248,271	333,778	34.4%
Operating Income	1,229	- 12,937	-1152.6%	- 19,143	- 24,799	29.5%
EBITDA	34,491	21,668	-37.2%	76,870	78,900	2.6%
Total						
Aeronautical services	618,036	745,615	20.6%	1,883,992	2,236,049	18.7%
Non aeronautical services	173,174	190,306	9.9%	549,909	566,949	3.1%
Total Operational Revenues	791,211	935,921	18.3%	2,433,901	2,802,999	15.2%
Services from additions to concessioned assets (INIF 17)	-	122,472	100.0%	-	447,347	100.0%
Total Revenues	791,211	1,058,393	33.8%	2,433,901	3,250,346	33.5%
Operating Income	302,591	374,971	23.9%	949,223	1,179,836	24.3%
EBITDA	509,108	586,388	15.2%	1,556,009	1,831,085	17.7%

 (1)”Other” includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 3Q10	Page 20 of 23

Exhibit B: Consolidated Balance Sheet as of September 30 (in thousands of pesos):

GAP 3Q10	Page 21 of 23

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

GAP 3Q10	Page 22 of 23

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 3Q10	Page 23 of 23

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 28, 2010